                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)1

                                    CASTELLE
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   147905-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 11, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            Note.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 26 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 2 of 26 Pages
-----------------------                                --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      JACK L. HOWARD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 3 of 26 Pages
-----------------------                                --------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WEBFINANCIAL CORPORATION
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    -0-
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                -0-
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     -0-
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 4 of 26 Pages
-----------------------                                --------------------

            The following  constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned. This Amendment No. 2 amends the Schedule 13D as specifically set forth.

   Item 2 is hereby amended to add the following:

                 The persons named in this Schedule 13D sold all of their Shares of Common Stock of the Issuer that they  beneficially own to the Issuer pursuant to the terms of a Shareholders' Agreement (as described in Item 4). Accordingly, all persons named in this Schedule 13D are no longer Reporting Persons.

   Item 3 is hereby amended and restated as follows:

                 The persons named in this Schedule 13D sold all of their Shares of Common Stock of the Issuer that they  beneficially own to the Issuer pursuant to the terms of a  Shareholders'  Agreement.  As a result,  all persons named in this  Schedule  13D do not  beneficially  own any Shares of Common  Stock of the
Issuer.

   Item 4 is hereby amended to add the following:

            The Reporting  Persons entered into a Shareholders'  Agreement dated
November 11, 2002 (the "Shareholders'  Agreement") with the Issuer.  Pursuant to the terms of the Shareholders'  Agreement,  the Reporting Persons sold privately with  proxy to the Issuer on  November  12,  2002 all of their  Shares of Common
Stock  of the  Issuer  at a  purchase  price  per  Share  equal  to  $1.10.  The
Shareholders' Agreement also provides, among other things, that Jack Howard (for a period of 5 years) and  WebFinancial  Corporation (for a period of 1 year) and their  affiliates may not,  directly or indirectly,  in any manner do any of the following or recommend any of the following  without the prior written  approval of the Board of Directors of the Issuer: (a) effect or seek, offer or propose to effect,  or cause or  participate  in or in any way assist  any other  person to effect or seek, offer or propose to effect or participate in (i) any acquisition of any  assets  of the  Issuer;  (ii) any  acquisition  of  legal or  beneficial ownership of any capital stock of the Issuer or any of its subsidiaries,  or any
options,   warrants  or  other  rights  (including,   without  limitation,   any
convertible or exchangeable securities) to acquire any such capital stock of the
Issuer or any of its subsidiaries; (iii) any tender or exchange offer, merger or other  business  combination  involving the Issuer;  (iv) any  recapitalization, restructuring,  liquidation, dissolution or other extraordinary transaction with respect to the Issuer; or (v) any "solicitation" of "proxies" (as such terms are used in the proxy rules of the Securities  and Exchange  Commission) or consents to vote any voting securities of the Issuer; (b) form, join or in any

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 5 of 26 Pages
-----------------------                                --------------------

way participate in a "group" (as defined under the Exchange Act) with respect to any voting securities of the Issuer or its subsidiaries; (c) nominate any person as a director of the Issuer who is not nominated by the then incumbent directors of the Issuer,  or propose any matter to be voted on by the  shareholders of the
Issuer;  (d) publicly  announce or disclose any  intention,  plan or arrangement inconsistent  with the  foregoing;  (e) take any action  that would  require the
Issuer to make a public announcement  regarding any of the matters prohibited by the foregoing;  or (f) enter into any discussion or arrangements  with any third party with respect to the foregoing.  A copy of the  Shareholders'  Agreement is attached as Exhibit 3 to this Schedule 13D and incorporated herein by reference.
In connection with the Shareholders'  Agreement,  Jack Howard also resigned from the Board of Directors of the Issuer and terminated  stock options of the Issuer previously awarded to him.

   Item 5(a)-(b) is hereby amended and restated as follows:

                 As a result of the transactions  described herein,  the persons named in this Schedule 13D do not beneficially own any Shares of Common Stock of the Issuer.

   Item 5(e) is hereby amended and restated as follows:

                 The  persons  named  in this  Schedule  13D  ceased  to be five percent  (5%)  beneficial  owners of the Shares of Common Stock of the Issuer on
November 12, 2002.

   Item 6 is hereby amended to add the following:

                 On November 11, 2002,  the Reporting  Persons  entered into the
Shareholders'  Agreement with the Issuer,  a copy of which is attached hereto as
Exhibit 3. See Item 4 for a brief description of the Shareholders' Agreement.

   Item 7 is hereby amended to add the following exhibit:

            3.   Shareholders' Agreement by and among Jack Howard,  WebFinancial
                 Corporation and Castelle, dated November 11, 2002.

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 6 of 26 Pages
-----------------------                                --------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 2002                    /s/ Jack L. Howard
                                             --------------------------------
                                             JACK L. HOWARD

                                             WEBFINANCIAL CORPORATION

                                             By: /s/ Warren G. Lichtenstein
                                                 ------------------------------
                                             Name:  Warren G. Lichtenstein
                                             Title: Chief Executive Officer

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 7 of 26 Pages
-----------------------                                --------------------

                                  EXHIBIT INDEX

Exhibit                                                              Page
-------                                                              ----

1.          Joint Filing Agreement by and between
            Jack Howard and WebFinancial
            Corporation, dated December 7, 2001
            (previously filed).

2.          Stock Purchase Agreement by and
            between WebFinancial Corporation and
            Tolvusamskipti HF, dated November 30,
            2001 (previously filed).

3.          Shareholders' Agreement by and among                     8 to 26
            Jack Howard,  WebFinancial  Corporation
            and Castelle, dated November 11, 2002.

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 8 of 26 Pages
-----------------------                                --------------------

                             SHAREHOLDERS' AGREEMENT

            This  SHAREHOLDERS'  AGREEMENT (the "Agreement") is made on November
11, 2002 (the "Effective Date"), by and among Castelle, a California corporation
(the "Company") and the persons and entities listed on Exhibit A attached hereto
(each, a "Shareholder", and collectively, the "Shareholders").

                                 R E C I T A L S
                                 ---------------

            A. The Shareholders are the beneficial  owners and holders of record of that aggregate  number of shares of the Company's Common Stock, no par value, as set forth beside the name of each  Shareholder  on Exhibit A. All such shares owned by the Shareholders are collectively referred to herein as the "Shares".

            B. Shareholders wish to sell to the Company,  and the Company wishes to purchase from Shareholders, the Shares.

            C. In connection  with the purchase and sale of the Shares,  Jack L.
Howard  ("Howard"),  a  Shareholder,  desires  to  resign  from  his seat on the
Company's Board of Directors, and Company and Shareholders desire to provide the releases  contemplated  hereby  in order to  provide  for an  amicable  means of resolving all possible  disputes and so as to avoid the costs and uncertainty of potential litigation.

            NOW,  THEREFORE,  in  consideration  of the foregoing and the mutual promises and  agreements  of the parties made in this  Agreement,  and for other good and valuable consideration, the parties hereby agree as follows:

                                A G R E E M E N T
                                -----------------

            1.   STOCK REPURCHASE.

                 1.1  Purchase  and Sale of  Shares.  Subject  to the  terms and conditions  set forth herein,  Shareholders  hereby sell,  transfer,  assign and deliver to the Company, and the Company purchases from Shareholders,  the Shares free and clear of all liens, encumbrances, security interests, equities, claims, options, licenses, charges and assessments, for a purchase price per share equal to $1.10 and a total purchase price (the "Purchase  Price") as set forth next to each  Shareholder's name on Exhibit A. Concurrently  herewith,  each Shareholder shall (a) sell with  proxy its  Shares  for the  Purchase  Price per Share to WR
Hambrecht + Co., LLC, as agent for the Company,  and (b) deliver an  irrevocable proxy in the form attached as Exhibit B hereto (the "Irrevocable  Proxy"),  duly signed by such Shareholder. The consummation of the actions provided for in this
Section 1.1 shall be referred to as the "Closing".

                 1.2  Consideration.

                      1.2.1 Purchase Price.  Concurrently  herewith, the Company shall  purchase,  using WR  Hambrecht + Co.,  LLC as its agent,  the Shares with

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 9 of 26 Pages
-----------------------                                --------------------

proxy for the  Purchase  Price per Share  and  shall  cause the  payment  of the
Purchase Price of the Shares as set forth on Exhibit A.

                      1.2.2 Full Consideration.  The parties agree that the full consideration  for the  purchase  hereunder  by the Company of the Shares is the delivery of the Purchase Price by the Company pursuant to Section 1.2.1.

                      1.2.3 Fair Value.  The  parties  agree that they have used their  respective best judgment to determine the fair value to that party of the consideration  being  provided  and  received  pursuant to this  Agreement.  The parties  acknowledge  that such judgments were made  independently of each other based upon that party's assessment and view of the consideration  being received and provided.

                      1.2.4 No Additional Consideration. Except for the Purchase
Price, each Shareholder acknowledges and agrees that Shareholder is neither owed nor entitled to any additional compensation or consideration from the Company or its directors, officers, employees, agents, representatives or shareholders with respect to the purchase and sale of the Shares.

            2. REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS. Each Shareholder,
severally  and not  jointly,  hereby  represents  and warrants to the Company as follows:

               2.1 Initiation of  Repurchase.  Each  Shareholder  represents and warrants that it  approached  the Company with respect to the sale of the Shares by Shareholder to Company.  Each Shareholder  acknowledges  that the Company did not approach or solicit the  Shareholders in an attempt to purchase their Shares from them.

               2.2 Ownership of Shares.  As of the Closing,  Shareholder  is the
beneficial owner of, and has good and marketable title to, the Shares. As of the
Closing,  the  Shares  are owned by  Shareholder  free and  clear of all  liens, encumbrances,  security interests,  equities, claims, options, licenses, charges
and   assessments,   and  are  subject  to  no  restrictions   with  respect  to
transferability  by Shareholder to the Company except compliance with applicable securities  laws.  Pursuant  to this  Agreement  and as  provided in Section 1.1 hereof, Shareholder shall convey to the Company good and marketable title in and to the Shares.

               2.3  Entire   Holdings.   The  Shares  set  forth  next  to  each
Shareholder's  name on  Exhibit A  reflect  all of the  shares of the  Company's
Common Stock owned directly or indirectly by Shareholder.

               2.4  Authority.  Shareholder  has taken all  action  required  by
Shareholder  necessary  for  the  authorization,   execution,  delivery  of  and
performance of all obligations of Shareholder under this Agreement.  Shareholder represents  that this  Agreement  is a legal,  valid and binding  obligation  of
Shareholder  enforceable in accordance with its terms,  except as may be limited by (i)  applicable  bankruptcy,  insolvency,  reorganization  or  other  laws of general  application  relating to or affecting  the  enforcement  of  creditors'
rights  generally and (ii) the effect of rules of law governing the availability of equitable remedies. The execution and delivery of, and the performance of the obligations  under, this Agreement by Shareholder do not and will not contravene or result in any breach of any law or of any regulation, order, writ, injunction

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 10 of 26 Pages
-----------------------                                --------------------

or  decree of any  court,  tribunal,  governmental  body,  authority,  agency or instrumentality  applicable to  Shareholder  or the Shares,  nor do or will such execution,  delivery or  performance  violate,  conflict with or result in (with notice or lapse of time or both result in) a breach of or default under any term or provision of any agreement or contract, oral or written, to which Shareholder is a party or is bound or to which the Shares are subject.

               2.5  Disclosure.  Shareholder  has had an opportunity to seek the advice of legal counsel and such other advisors,  including  investment experts, as Shareholder  deems appropriate with regard to the sale of the Shares and with regard to the other terms of this  Agreement.  Shareholder  has had a reasonable opportunity  to obtain from the Company  additional  information,  to the extent possessed  by the  Company or  obtainable  by the Company  without  unreasonable effort  or  expense.  To the best of  Shareholder's  knowledge  and  belief  all information requested has been provided to the full satisfaction of Shareholder.

               2.6   Differing   Valuations.    Shareholder    understands   and
acknowledges  that  Shareholder  and the Company may have differing views of the current and likely future value of the Shares.  Shareholder further acknowledges that, except for the representations and warranties explicitly set forth herein, the Company is not and has not made any statement, representation or warranty to
Shareholder concerning:  (i) the fairness or adequacy of the consideration given or received under this Agreement; (ii) the current or likely future value of the
Shares;  (iii)  the  markets,  business,  products,  management,   technical  or
marketing  capabilities,  financial affairs or prospects of the Company; or (iv)
any other matter that has been relied upon by  Shareholder  or their  respective legal  counsel or advisors in assessing  the value of the Shares or  determining whether to enter into this  Agreement  upon the terms and  conditions  set forth herein.

               2.7 Miscellaneous Representations.

                   (a)   Shareholder   has  such  knowledge  and  experience  in
financial, tax, legal and business matters to enable Shareholder to evaluate the merits  and  risks of the  transactions  contemplated  hereunder  and to make an informed decision with respect thereto to assess the value of the Shares and the consideration  Shareholder is receiving  hereunder and the  advisability of such transactions.

                   (b)  Shareholder  understands  that  the tax  and  accounting consequences to Shareholder of the transactions  contemplated  hereunder depends on Shareholder's own  circumstances and Shareholder has consulted  Shareholder's own legal counsel and  accountants  with respect thereto and has not received or relied on any advice from the Company or its agents or representatives.

            3.  REPRESENTATIONS  AND  WARRANTIES OF THE COMPANY.  Company hereby represents and warrants to each Shareholder as follows:

                3.1 Organization,  Good Standing and Qualification.  The Company
is a corporation duly organized, validly existing and in good standing under the laws of the State of California.

                3.2 Authorization. The Company has the requisite corporate power and  authority to enter into and perform  this  Agreement.  This  Agreement is a legal,  valid and binding  obligation of Company  enforceable in accordance with

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 11 of 26 Pages
-----------------------                                --------------------

its terms,  except as may be limited by (i) applicable  bankruptcy,  insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors'  rights  generally and (ii) the effect of rules of law governing the availability of equitable remedies. The execution and delivery of, and the performance of the obligations  under,  this Agreement by Company do not and will not contravene or result in any breach of any law or of any regulation, order,  writ,  injunction or decree of any court,  tribunal,  governmental body, authority,  agency or instrumentality applicable to Company, nor do or will such execution,  delivery or performance violate, conflict with or result in (or with notice or lapse of time or both result in) a breach of or default under any term or provision of any agreement or contract,  oral or written, to which Company is a party.

                3.3 SEC Reports and Financial Statements.  The Company has filed with the Securities and Exchange Commission (the "SEC"), and has heretofore made available to the  Shareholders  true and complete copies of all forms,  reports, schedules,  statements  and  other  documents  required  to be filed by it since
January 1, 2001 under the  Securities  Act of 1933, as amended (the  "Securities
Act") and the  Securities  and Exchange Act of 1934,  as amended (the  "Exchange
Act") (as such  documents  have been amended or  supplemented  since the time of their filing,  collectively,  the "SEC Reports").  As of their respective dates, the SEC Reports  (including  without  limitation,  any  financial  statements or schedules  included  therein)  (a) did not  contain  any untrue  statement  of a material  fact  required to be stated  therein or necessary in order to make the statements  therein,  in light of the circumstances  under which they were made, not  misleading,  and (b) complied in all material  respects with the applicable requirements of the Securities Act and Exchange Act (as the case may be) and all applicable rules and regulations of the SEC promulgated thereunder.  Each of the consolidated financial statements included in the SEC Reports have been prepared from, and are in accordance  with, the books and records of the Company,  comply in all material  respects with applicable  accounting  requirements and with the published  rules and  regulations  of the SEC with  respect  thereto,  have been
prepared  in  accordance  with  United  States  generally  accepted   accounting
principles  applied on a consistent basis during the periods involved (except as may be  indicated  in the notes  thereto)  and fairly  present  in all  material respects the  consolidated  results of operations and cash flows (and changes in financial  position,  if any) of the Company as at the dates  thereof or for the periods presented therein.

            4. STANDSTILL.

                4.1 Jack L. Howard.  Howard agrees that for a period of five (5)
years  from the date of this  Agreement,  neither  he nor any of his  affiliates will, directly or indirectly, in any manner do any of the following or recommend to any of his clients or customers to do any of the following  without the prior written  approval of the Board of Directors of the Company:  (a) effect or seek, offer or propose to effect,  or cause or participate in or in any way assist any other person to effect or seek, offer or propose to effect or participate in (i)
any  acquisition of any assets of the Company;  (ii) any acquisition of legal or beneficial  ownership  of  any  capital  stock  of  the  Company  or  any of its subsidiaries,  or any  options,  warrants or other  rights  (including,  without limitation,  any  convertible  or  exchangeable  securities) to acquire any such capital  stock of the  Company or any of its  subsidiaries;  (iii) any tender or exchange offer, merger or other business combination involving the Company; (iv)
any   recapitalization,   restructuring,   liquidation,   dissolution  or  other
extraordinary transaction with respect to the Company; or (v) any "solicitation"
of "proxies"  (as such terms are used in the proxy rules of the SEC) or consents to vote any  voting  securities  of the  Company;  (b) form,  join or in any way participate in a "group" (as defined under the Exchange Act) with respect to any voting securities of the Company or its subsidiaries; (c) nominate any person as a director of the Company who is not nominated by the then  incumbent  directors of the Company,  or propose any matter to be voted on by the shareholders of the
Company;  (d) publicly  announce or disclose any intention,  plan or arrangement inconsistent  with the  foregoing;  (e) take any action  that would  require the
Company to make a public announcement regarding any of the matters prohibited by the foregoing;  or (f) enter into any discussion or arrangements  with any third party with respect to the  foregoing.  Howard  agrees not to request the Company
(or its directors,  officers,  employees or agents),  directly or indirectly, to amend or waive any provision of this paragraph  (including  this  sentence).  As used herein,  the term "affiliate"  shall have the meaning ascribed to such term under the Exchange Act.

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 12 of 26 Pages
-----------------------                                --------------------

                4.2   WebFinancial    Corporation.    WebFinancial   Corporation
("WebFinancial")  agrees that for a period of one (1) year from the date of this
Agreement, neither it nor any of its affiliates will, directly or indirectly, in any  manner  do any of the  following  or  recommend  to any of its  clients  or customers to do any of the following  without the prior written  approval of the
Board of  Directors  of the  Company:  (a)  effect or seek,  offer or propose to effect,  or cause or  participate  in or in any way assist  any other  person to effect or seek, offer or propose to effect or participate in (i) any acquisition of any  assets  of the  Company;  (ii) any  acquisition  of legal or  beneficial ownership of any capital stock of the Company or any of its subsidiaries, or any
options,   warrants  or  other  rights  (including,   without  limitation,   any
convertible or exchangeable securities) to acquire any such capital stock of the
Company or any of its subsidiaries;  (iii) any tender or exchange offer,  merger or other business combination  involving the Company; (iv) any recapitalization, restructuring,  liquidation, dissolution or other extraordinary transaction with respect to the Company;  or (v) any  "solicitation"  of "proxies" (as such terms are  used in the  proxy  rules  of the  SEC) or  consents  to  vote  any  voting securities of the Company; (b) form, join or in any way participate in a "group"
(as defined under the Exchange Act) with respect to any voting securities of the
Company or its  subsidiaries;  (c)  nominate  any  person as a  director  of the
Company who is not nominated by the then incumbent  directors of the Company, or propose  any  matter  to be voted on by the  shareholders  of the  Company;  (d)
publicly  announce or disclose any intention,  plan or arrangement  inconsistent with the foregoing; (e) take any action that would require the Company to make a public announcement regarding any of the matters prohibited by the foregoing; or
(f) enter into any discussion or arrangements  with any third party with respect to the  foregoing.  WebFinancial  agrees  not to  request  the  Company  (or its directors,  officers,  employees or agents), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence).

            5.  NON-SOLICITATION  OF  EMPLOYEES.  Each  Shareholder  agrees that during the period  expiring  three (3) years  after the date of this  Agreement,
Shareholder  will not,  directly  or  indirectly,  solicit or recruit any of the
Company's  or  its  subsidiaries   then-current  employees  to  terminate  their
employment   with  the  Company  or  its   subsidiaries.   The   publication  of
advertisements  in  newspapers  in  general  circulation  shall  not be deemed a violation of the foregoing sentence provided that such  advertisements do not in any way refer to the Company.

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 13 of 26 Pages
-----------------------                                --------------------

            6. VOTING  AGREEMENT.  Each  Shareholder  hereby agrees with Company that,  (except  as may be  otherwise  agreed to in writing  by  Company)  at any meeting of Company's  shareholders,  however  called,  or in connection with any written  consent  of  Company's  shareholders,  as to which  any of the  matters described  below in this  Section  6 is put to the vote or  written  consent  of
Company's  shareholders,  Shareholder  shall vote all of the Shares owned on the record date for such vote or written  consent:  (i) in favor of the  election of those  persons  nominated by the Company in the  Company's  proxy  statement for seats on the  Company's  Board of  Directors;  (ii)  against the election of any other  candidate  for a  seat  on  the  Board  of  Directors  nominated  by  any shareholder  proposal;  (iii) in favor of any  proposal  for  which the Board of
Directors  has  recommended  a vote in favor;  and (iv) against any proposal for which the Board of Directors has  recommended a vote in opposition.  Shareholder shall not enter into any agreement or  understanding  with any person the effect of which would be  inconsistent  or violative of the  provisions  and agreements contained  herein.  Shareholder  shall  not vote the  Shares  themselves  at any meeting  of the  Company's  shareholders  for a period of one (1) year after the
Effective Date unless  directed by the Company in accordance  with this Section.
Shareholders  hereby  deliver  a fully  executed  Irrevocable  Proxy in the form attached  hereto as Exhibit B, and agree to direct that their Shares be voted in accordance with this Section 6.

            7. GENERAL RELEASE; COVENANT NOT TO SUE.

                7.1 General Release By Shareholders. Each Shareholder, on behalf
of  himself  and  his  heirs,  executors,  administrators,   employees,  agents,
attorneys,  accountants,  successors,  and assigns (the  "Shareholder  Releasing
Parties"),  hereby  releases  and forever  discharges  Company,  and each of its
predecessors,   successors,   parents,  subsidiaries,   divisions,   affiliates,
officers, directors, shareholders, agents, employees, partners, representatives, heirs,  executors,  administrators,  attorneys  and  assigns,  and  any  and all corporations or other entities which Company  controls or may purport to control now or in the future  (collectively,  the "Company Released Parties"),  from any and all suits,  claims,  demands,  liabilities,  actions and causes of action of every kind and nature  whatsoever  (including  but not limited to claims for the payment of fees, royalties,  expense reimbursements or other payments of money), whether or not now known, suspected, or claimed, which it ever had, now have, or claim to have. Notwithstanding the foregoing sentence, nothing in this Agreement shall  release the Company  Released  Parties from  liability for breach of this
Agreement.

                7.2 General  Release By Company.  Company,  on behalf of itself, its  respective  predecessors,  successors,  parents,  subsidiaries,  divisions, affiliates,  officers,  directors,  shareholders,  agents, employees,  partners, representatives,  heirs, executors,  administrators,  attorneys and assigns (the
"Company  Releasing  Parties"),  hereby  releases  and forever  discharges  each
Shareholder, and each of their predecessors,  parents, subsidiaries,  divisions, affiliates, heirs, executors, administrators, officers, directors, shareholders,
partners,   representatives,    employees,   agents,   attorneys,   accountants,
successors,  and assigns, and any and all corporations or other entities which a
Shareholder   controls   or  may  purport  to  control  now  or  in  the  future
(collectively,  the  "Shareholder  Released  Parties"),  from any and all suits, claims,  demands,  liabilities,  actions  and causes of action of every kind and nature whatsoever  (including but not limited to claims for the payment of fees, expense  reimbursement  or other  payments  of money)  whether or not now known, suspected,  or  claimed,  which  it ever  had,  now  have,  or  claim  to  have.

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 14 of 26 Pages
-----------------------                                --------------------

Notwithstanding the foregoing sentence,  nothing in this Agreement shall release the Shareholder Released Parties from liability for breach of this Agreement.

                7.3 Waiver of Unknown  Released  Claims.  Each  Shareholder,  on
behalf of himself and the Shareholder  Releasing Parties, and Company, on behalf of itself and the Company  Releasing  Parties,  acknowledge  that they are aware that they or their attorneys or agents may hereafter discover claims or facts in addition to or different from those which they now know or believe to exist with respect to the subject matter of this Agreement, but that it is the intention of the parties to the Agreement  hereby fully,  finally,  and forever to settle and release all of the matters  set forth in Section 7 of this  Agreement  effective upon the  consummation  of the Closing,  except for those matters  expressly and specifically excluded from said releases in the provisions of this Agreement. In furtherance of this intention, effective upon the Closing, the releases given in
Section 7 of this  Agreement  shall be and remain in effect as full and complete releases  of the claims  released  thereby,  notwithstanding  the  discovery  or existence of any such additional or different  claim or fact. Each  Shareholder, on behalf of himself and its  Shareholder  Releasing  Parties,  and Company,  on
behalf of itself and its Company Releasing  Parties,  hereby expressly waive any other right or defense which they may have which would otherwise limit or impair the enforcement of Section 7 in accordance with their express terms and agree to assume the risk of any and all unknown,  unanticipated or misunderstood  claims, causes of action,  defenses,  contracts,  liabilities or  obligations  which are released  by this  Section 7. Each  Shareholder,  on behalf of  himself  and its
Shareholder  Releasing Parties, and Company, on behalf of itself and its Company
Releasing  Parties,  have been informed of and read the provisions of California
Civil Code section 1542, which provides as follows:

            A GENERAL  RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES
            NOT KNOW OR SUSPECT  TO EXIST IN HIS FAVOR AT THE TIME OF  EXECUTING
            THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS
            SETTLEMENT WITH THE DEBTOR.

Each Shareholder,  on behalf of himself and its Shareholder  Releasing  Parties, and Company,  on behalf of itself and its Company Releasing  Parties,  knowingly and  intentionally  waive and  relinquish  any  protection  afforded to them and rights they may have under California Civil Code section 1542. The provisions of
Section 7.1, Section 7.2 and Section 7.3 are collectively  referred to herein as the "General Release".

                7.4  Representations  and  Warranties of  Shareholder  Releasing
Parties and Company Releasing Parties. Each Shareholder, on behalf of itself and its Shareholder  Releasing Parties on whose behalf it is acting  hereunder,  and the  Company,  on behalf of itself and the  Company  Releasing  Parties on whose behalf it is acting  hereunder,  represents  and warrants  that none of them has assigned or transferred, or purported to assign or transfer, to any party any of the  claims  whatsoever  that any such  Shareholder  Releasing  Party or Company
Releasing Party, as the case may be, has released and discharged pursuant to the
General  Release and agrees to indemnify and hold harmless the Company  Released
Party and Shareholder  Released Party, as the case may be, for all  liabilities, including court costs and attorney's fees which are asserted against any Company

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 15 of 26 Pages
-----------------------                                --------------------

Released  Party  and  Shareholder  Released  Party in  connection  with any such assignment or transfer.

            8. CONFIDENTIALITY; NON-DISPARAGEMENT.

                8.1  Confidentiality.   Each  Shareholder  agrees  to  keep  any
confidential  information  it may have  obtained  about  the  Company  in strict confidence and not to disclose such confidential  information  without the prior written consent of the Company.  Company and each Shareholder  agree to keep the existence and the terms of this Agreement  confidential and that such party will not disclose any information concerning this Agreement to anyone other than such party's spouse, tax preparer,  accountants or attorneys, if any, or as otherwise required by law  (including  the  Securities  Act,  and the Exchange  Act).  The
parties hereto  acknowledge  and agree that this Agreement may be required to be filed by the  Shareholders  as an exhibit to their  Schedule 13D pursuant to the
Exchange Act.  Company and each Shareholder  agree to reasonably  cooperate with the other  party with  respect to any such  securities  filings,  including  any confidential treatment requests that may be requested by the Company.

                8.2 Non-Disparagement. Company and each Shareholder agrees that, for a period of three (3) years  following the  Effective  Date, it will not (a)
disparage the other party or its directors, officers, employees or affiliates in any written or oral  statement with regard to any fact or  circumstance  arising from the terms,  negotiation  or execution of this  Agreement,  or (b) engage in conduct or undertake speech or statements derogatory or detrimental to the other party or its  products  or  services;  provided  that each  party  will  respond accurately and fully to any question,  inquiry or request for  information  when required by the law or legal process.

                8.3  Post-Closing  Communications.  In the  event  that  Company
issues  a  press  release   announcing  the   occurrence  of  the   transactions
contemplated by this Agreement,  Company shall provide each  Shareholder with an
advance  copy  of  the  press  release  it  intends  to  issue   announcing  the
transactions contemplated by this Agreement. Each Shareholder shall have a right to comment on the  language of such  communications,  but the Company may choose not to include their  comments.  Nothing  contained in this Section 8.3 shall in any way impair the ability of the Company to make any  communications or filings required by the securities laws of the United States or any state.

            9.  EXPENSES;  LEGAL FEES.  Each party will bear its own expenses in connection with the  transactions  contemplated  by this Agreement,  except that
Company  agrees  to pay to the  Shareholders  at  the  Closing  a sum of  Twenty
Thousand  Dollars  ($20,000) to reimburse  Shareholders for legal fees and other expenses  incurred in connection  with the preparation of this Agreement and the consummation of the transactions  contemplated hereby. Should suit be brought to enforce or interpret any part of this  Agreement,  the prevailing  party will be entitled  to  recover,  as an element  of the costs of suit and not as  damages, reasonable  attorneys'  fees  to  be  fixed  by  the  court  (including  without limitation,  costs,  expenses and fees on any appeal). The prevailing party will be  entitled  to recover  its costs of suit,  regardless  of  whether  such suit proceeds to final judgment.

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 16 of 26 Pages
-----------------------                                --------------------

            10. MISCELLANEOUS.

                10.1 Legal  Advice and  Construction  of  Agreement.  Each party represents  that it has  received  independent  legal advice with respect to the advisability  of entering  into this  Agreement and neither has been entitled to rely  upon or has in fact  relied  upon the  legal or other  advice of the other party or such other party's counsel in entering into this Agreement.  Each party has  participated  in the  drafting  and  preparation  of  this  Agreement,  and accordingly,  in any construction or interpretation of this Agreement,  the same shall not be  construed  against any party by reason of the source of  drafting.
Each party represents that it is entering into this Agreement voluntarily,  that it  understands  its final and binding  effect,  and that it has been advised by legal  counsel  as to  the  meaning,  advisability  and  enforceability  of  the
Agreement.

                10.2 Entire  Agreement.  This Agreement,  including all exhibits attached hereto,  constitutes a single integrated contract expressing the entire agreement  of  the  parties  with  respect  to the  subject  matter  hereof  and supersedes  all  prior  and  contemporaneous  oral and  written  agreements  and
discussions  with  respect  to  the  subject  matter  hereof,   and,  except  as
specifically set forth herein,  there are no other agreements,  representations, promises  or  inducements,  written or oral,  express or  implied,  between  the parties hereto with respect to the subject matter hereof.

                10.3  Amendment and Waiver.  This  Agreement and each  provision hereof  may be  amended,  modified,  supplemented  or  waived  only by a written document specifically identifying this Agreement and duly executed by each party hereto or the  authorized  representative  of such  party.  Except as  expressly provided in this Agreement,  no course of dealing between the parties hereto and no delay in exercising  any right,  power or remedy  conferred  hereby or now or hereafter existing at law, in equity, by statute or otherwise,  shall operate as a waiver of, or otherwise prejudice, any such rights, power or remedy.

                10.4 California Law and Location. This Agreement was negotiated, executed  and  delivered  within  the State of  California,  and the  rights and obligations  of the parties hereto shall be construed and enforced in accordance with and  governed by the  internal  laws (and not the  conflict of laws) of the
State of California  applicable to the construction and enforcement of contracts between  parties  resident  in  California  which  are  entered  into and  fully performed in California. Any action or proceeding arising out of, relating to or concerning this Agreement, including, without limitation, any claim of breach of contract, shall be filed in the state courts of Santa Clara County,  California, or in a United States District Court in the Northern  District of California and
in no other  location.  The  parties  hereby  waive  the right to object to such location on the basis of venue.

                10.5 Survival.  The definitions,  representations and warranties herein shall survive the execution and delivery of this Agreement and each party hereto is  estopped  from  making a claim which  conflicts  with its  respective representations and warranties hereunder.

                10.6  Specific  Performance.  The parties  hereto  recognize and agree that if for any reason any of the  provisions  of this  Agreement  are not performed by any party hereto in  accordance  with their terms or are  otherwise breached,  then the other parties hereto will suffer  immediate and  irreparable harm  or  injury  for  which  money  damages  will  not be an  adequate  remedy.
Accordingly,  the parties  hereto each agree with the other that, in addition to any other  remedies,  each  party  hereto  shall be  entitled  to an  injunction restraining  any violation or threatened  violation by any other party hereto of the  provisions  of this  Agreement  and a decree  ordering  such other party to

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 17 of 26 Pages
-----------------------                                --------------------

specifically perform its obligations under this Agreement. In the event that any claim in equity shall be brought by any party hereto in an arbitration, before a court or otherwise to enforce the provisions of the Agreement, none of the other parties hereto shall allege,  and each of the other parties hereto hereby waives the defense, that there is an adequate remedy at law.

                10.7  Successors  and Assigns.  The terms and conditions of this
Agreement  shall  inure to the  benefit  of and be binding  upon the  respective successors and assigns of the parties.

                10.8 Counterparts. This Agreement may be executed in two or more counterparts,  each of  which  shall be  deemed  an  original,  but all of which together shall constitute one and the same agreement.

                10.9 Headings.  The headings and captions used in this Agreement are used for  convenience  only and are not to be  considered  in  construing or interpreting  this  Agreement.  All  references  in this  Agreement to sections, paragraphs,  exhibits and schedules shall, unless otherwise  provided,  refer to sections and paragraphs hereof and exhibits and schedules  attached hereto,  all of which exhibits and schedules are incorporated herein by this reference.

                10.10 Severability.  If one or more provisions of this Agreement are held to be unenforceable  under applicable law, such  provision(s)  shall be excluded  from  this  Agreement  and  the  balance  of the  Agreement  shall  be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

                10.11  Further  Assurances.  From  and  after  the  date of this
Agreement,  upon the request of any Shareholder or the Company,  the Company and the Shareholders shall execute and deliver such instruments,  documents or other writings as may be  reasonably  necessary  or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

                10.13  Notices.  Any notice or other  communication  required or permitted to be given under this Agreement will be in writing, will be delivered personally  or by  registered  or certified  mail,  postage  prepaid and will be deemed given upon delivery, if delivered personally, or three days after deposit in the mails, if mailed, to the following addresses:

                  If to Company:

                  Castelle
                  855 Jarvis Drive, Suite 100
                  Morgan Hill, CA 95037
                  Attention: President and Chief Executive Officer

            If to Shareholders, to that address set forth below the name of each
Shareholder on Exhibit A attached hereto.

                [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 18 of 26 Pages
-----------------------                                --------------------

            IN WITNESS WHEREOF, the undersigned have executed this Shareholders'
Agreement as of the date set forth above.

COMPANY

By: /s/ Scott C. McDonald
    ---------------------------
Name:   Scott C. McDonald
Title:  Chief Executive Officer

                   [SIGNATURE PAGE TO SHAREHOLDERS' AGREEMENT]

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 19 of 26 Pages
-----------------------                                --------------------

            IN WITNESS WHEREOF, the undersigned have executed this Shareholders'
Agreement as of the date set forth above.

SHAREHOLDERS

/s/ Jack L. Howard
----------------------
Name: Jack L. Howard

                   [SIGNATURE PAGE TO SHAREHOLDERS' AGREEMENT]

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 20 of 26 Pages
-----------------------                                --------------------

            IN WITNESS WHEREOF, the undersigned have executed this Shareholders'
Agreement as of the date set forth above.

WEBFINANCIAL CORPORATION

By: /s/ Warren G. Lichtenstein
    --------------------------
Name: Warren G. Lichtenstein
Title: Chief Executive Officer

                   [SIGNATURE PAGE TO SHAREHOLDERS' AGREEMENT]

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 21 of 26 Pages
-----------------------                                --------------------

                                    EXHIBIT A

                              LIST OF SHAREHOLDERS

                                                                  Aggregate Purchase
Shareholder Name and Address                 Number of Shares         Price
----------------------------                 ----------------         -----

Jack L. Howard                                   281,630             $309,793
150 East 52nd Street, 21st Floor
New York, New York, 10022

WebFinancial Corporation                         439,560             $483,516
150 East 52nd Street, 21st Floor
New York, New York, 10022

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 22 of 26 Pages
-----------------------                                --------------------

                                    EXHIBIT B

                                IRREVOCABLE PROXY

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 23 of 26 Pages
-----------------------                                --------------------

                                IRREVOCABLE PROXY

            The undersigned  shareholder of Castelle,  a California  corporation
(the  "Company"),  hereby  irrevocably (to the fullest extent  permitted by law)
appoints  and  constitutes  Scott  C.  McDonald  (the  Company's  current  Chief
Executive  Officer),  Paul Cheng (the Company's current Chief Financial Officer)
and the Company,  and each of them, the attorneys and proxies of the undersigned with full power of substitution  and  resubstitution,  to the full extent of the undersigned's rights with respect to (i) the outstanding shares of capital stock of the Company owned of record by the  undersigned as of the date of this proxy, which shares are specified on the final page of this proxy, and (ii) any and all other shares of capital stock of the Company which the  undersigned  may acquire on or after the date  hereof.  (The shares of the  capital  stock of the Company referred to in clauses "(i)" and "(ii)" of the  immediately  preceding  sentence are collectively  referred to as the "Shares".) Upon the execution  hereof,  all prior  proxies  given by the  undersigned  with respect to any of the Shares are hereby revoked,  and the undersigned  agrees that no subsequent  proxies will be given with respect to any of the Shares.

            This  proxy is  irrevocable,  is  coupled  with an  interest  and is granted in connection  with the  Shareholders'  Agreement,  dated as of the date hereof, between Company and the undersigned (the "Shareholders' Agreement"), and
is  granted  in  consideration  of  Company  entering  into  the   Shareholders'
Agreement.

            The attorneys  and proxies  named above will be  empowered,  and may exercise this proxy, to vote the Shares at any time until one (1) year after the date of this proxy at any meeting of the  Shareholders  of the Company,  however called,  or in  connection  with  any  solicitation  of  written  consents  from
Shareholders of the Company:

                 (i) in favor of the election of those persons  nominated by the
            Company in the Company's  proxy statement for seats on the Company's
            Board of Directors;

                 (ii) against the election of any other  candidate for a seat on the Board of Directors nominated by any shareholder proposal;

                 (iii) in favor of any proposal for which the Board of Directors has recommended a vote in favor; and

                 (iv) against any proposal for which the Board of Directors  has recommended a vote in opposition.

            The undersigned may vote the Shares on all other matters.

            This proxy  shall be  binding  upon the  heirs,  estate,  executors, personal  representatives,  successors and assigns of the undersigned (including any transferee of any of the Shares).

            If any provision of this proxy or any part of any such  provision is held under any circumstances to be invalid or unenforceable in any jurisdiction,
then  (a)  such  provision  or  part  thereof   shall,   with  respect  to  such
circumstances  and in  such  jurisdiction,  be  deemed  amended  to  conform  to

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 24 of 26 Pages
-----------------------                                --------------------

applicable  laws so as to be  valid  and  enforceable  to the  fullest  possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such  circumstances and in such jurisdiction shall not affect the validity
or   enforceability   of  such   provision  or  part  thereof  under  any  other
circumstances  or  in  any  other  jurisdiction,   and  (c)  the  invalidity  or
unenforceability of such provision or part thereof shall not affect the validity or  enforceability  of the  remainder  of  such  provision  or the  validity  or enforceability  of any other  provision  of this proxy.  Each  provision of this proxy is separable  from every other  provision of this proxy,  and each part of each  provision  of this  proxy  is  separable  from  every  other  part of such provision.

            This  proxy  shall  terminate  one (1) year  after  the date of this proxy.

Dated:  November 11, 2002

                                               By:
                                                  ------------------------------
                                               Print Name:
                                                          ----------------------
                                               Title:
                                                     ---------------------------
                                               Number of shares of common  stock
                                               of the Company owned of record as
                                               of the date of this proxy:

                                               --------------------------------

                      [SIGNATURE PAGE TO IRREVOCABLE PROXY]

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 25 of 26 Pages
-----------------------                                --------------------

                                    EXHIBIT C

                             RESIGNATION OF DIRECTOR

-----------------------                                --------------------
CUSIP No. 147905-10-3                  13D             Page 26 of 26 Pages
-----------------------                                --------------------

                             RESIGNATION OF DIRECTOR

I do  hereby  resign  as a member  of the  Board of  Directors  of  Castelle,  a
California  corporation,  effective as of 5:00 p.m. Pacific Time on November 11,
2002.

-----------------------
Jack L. Howard